04015159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3080 Bristol Street
(No. and Street)

Costa Mesa (City) California (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Sledge, Vice President (615) 871-1635
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

695 Town Center Drive (Address) Costa Mesa (City) California (State) 92626 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bernard Malek, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

E. RAQUEL ALVAREZ
Commission # 1365538
Notary Public - California
Orange County
My Comm. Expires Jul 20, 2006

Signature

Sr. Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
CNA Investor Services, Inc.

We have audited the accompanying statement of financial condition of CNA Investor Services, Inc. (a wholly owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation) (the "Company") as of December 31, 2003, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

CNA INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Notes 1 and 2)	$2,556,605
Income taxes receivable from parent (Note 3)	45,296
Prepaid expenses	22,912
TOTAL	$2,624,813

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 3,654
Amounts due to affiliates (Note 2)	13,403
Total liabilities	17,057
STOCKHOLDER'S EQUITY:	
Common stock, no par value—100 shares authorized and outstanding at stated value	5,000
Additional paid-in-capital	1,103,742
Retained earnings	1,499,014
Total stockholder's equity	2,607,756
TOTAL	$2,624,813

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of 1911 Corp., which is wholly owned by Continental Casualty Company ("Casualty"). Casualty is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 90% of the outstanding common stock of CNA at December 31, 2003.

Basis of Presentation—The statement of financial condition of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents and payables are carried at cost, which approximate fair value.

Recent Accounting Pronouncement—In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such on January 1, 2003, and such adoption did not have a material impact on its statement of financial condition.

2. TRANSACTIONS WITH AFFILIATES

The Company holds an interest-bearing money market account, with a balance as of December 31, 2003 of $132,505 with CNA Trust Corporation ("CNA Trust").

The Company reimburses CNA and CNA Trust for management services and similar expenses provided to the Company and paid for on behalf of the Company. As of December 31, 2003, the Company had amounts due to CNA and CNA Trust of $3,845 and $9,558, respectively.

The Company has a month-to-month lease agreement for office space with CNA Trust.

3. INCOME TAXES

The Company's federal income tax return is consolidated with the federal income tax return of CNA and its domestic subsidiaries, which in turn is consolidated with the federal income tax return of Loews Corporation and its domestic subsidiaries. CNA has an agreement to which the Company is a party whereby each of CNA's domestic property/casualty and noninsurance subsidiaries will pay to, or recover from, CNA the amount of federal and state income taxes the subsidiary would have incurred (or would have been entitled to recover) if that subsidiary were filing its own federal and state income tax return. At December 31, 2003, the Company had federal income taxes receivable from CNA of $36,535, which consists of $2,226 of a deferred income tax asset and $34,309 of income taxes receivable. At December 31, 2003, the Company had state income taxes receivable from CNA of $8,761, which consists of $178 of a deferred income tax asset and $8,583 of income taxes receivable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. The component of the deferred income tax asset as of December 31, 2003 was pension plan contributions.

4. BENEFIT PLANS

The employees of the Company are included in CNA's noncontributory pension plan covering substantially all full-time employees of age 21 or over who have completed one year of service. While the benefits for the plan vary, they are generally based on years of credited service and the employee's highest 60 consecutive months of compensation. CNA's funding policy is to make contributions in accordance with applicable governmental regulatory requirements. Plan assets are primarily invested in short-term investments and U.S. government securities, with the balance in mortgage-backed securities, equity investments and short-term investments.

The employees of the Company are also included in CNA's Savings and Capital Accumulation Plan, which is a contributory plan that allows most employees to contribute a maximum of 13% of their eligible compensation, subject to certain limitations prescribed by the Internal Revenue Service. CNA contributes an amount equal to 80% of the first 6% of salary contributed by the employee.

5. CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2003, the Company had net capital of $2,466,470, which was $2,461,470 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.01 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
CNA Investor Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2003 financial statements, and this report does not affect our report on such financial statements dated February 20, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 20, 2004